July 23, 2009

Chris White
Branch Chief
United States Securities and Exchange Commission
Washington, D.C.
20549-7010

By fax and filing

Dear Sir:

Re:	TAMM Oil and Gas Corp.
And your letter of July 9, 2009.

RESPONSE COMMENTS:

Noted

The web site was updated with a revised font within 48 hrs of receipt of your letter.  We were focused on the annual filing and with vacations of key individuals our response was delayed to you as a result. Our apologies for the delay in the response letter.

Thank you.

Sincerely yours,

Wiktor Musial
President